International Lease Finance Corporation

 Notes

With Maturities of 9 Months or More from Date of Issue

Registration No.   333-136681
Filed Pursuant to Rule   424(b)(3)
Pricing Supplement No.   9
(To: Prospectus dated August 16, 2006 and Prospectus Supplement dated April 28, 2008)
The date of this Pricing Supplement is   June 23, 2008
Trade Date: 06/30/08   Issue Date: 07/03/08

CUSIP Number	Stated Interest Rate per Annum	Maturity Date	Interest Payment Frequency	First Interest Payment Date	Subject to Redemption	Redemption Date and Terms
45974WBV7	5.450%	07/15/10	SEMI-ANNUAL	01/15/09	No	N/A
45974WBW5	5.700%	07/15/11	SEMI-ANNUAL	01/15/09	No	N/A
45974WBX3	6.150%	07/15/12	SEMI-ANNUAL	01/15/09	No	N/A
45974WBY1	6.400%	07/15/13	SEMI-ANNUAL	01/15/09	No	N/A
45974WBZ8	6.650%	07/15/14	SEMI-ANNUAL	01/15/09	No	N/A
45974WCA2	6.850%	07/15/15	SEMI-ANNUAL	01/15/09	No	N/A

[Additional columns below]

[Continued from above, first column repeated]

CUSIP Number	Price to Public	Discounts and Commissions	Survivors Option	OID Note	Other Material Terms
45974WBV7	100%	0.400%	YES	No	N/A
45974WBW5	100%	0.625%	YES	No	N/A
45974WBX3	100%	0.750%	YES	No	N/A
45974WBY1	100%	1.000%	YES	No	N/A
45974WBZ8	100%	1.100%	YES	No	N/A
45974WCA2	100%	1.200%	YES	No	N/A

All notes described in this Pricing Supplement are issued in U.S. Dollars with Authorized Denominations of $1,000 and integral multiples thereof.